Filed by Northern Orion Resources Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Northern Orion Resources Inc.

Commission File Number: 001-31927

Date: August 14, 2007

Suite 250, 1075 West Georgia Street Vancouver, BC, Canada V6E 3C9 www.northernorion.com
NEWS RELEASE

August 14, 2007	NNO – TSX
NTO – AMEX

YAMANA INCREASES OFFER FOR MERIDIAN GOLD;
NORTHERN ORION CONTINUES TO RECOMMEND
THE BUSINESS COMBINATION WITH YAMANA

Yamana Gold Inc. (“Yamana”) announced today that it has provided a final offer to acquire all of the outstanding common shares of Meridian Gold Inc. (“Meridian”), waived the due diligence condition and extended the offer deadline to September 7, 2007.

Yamana has increased the cash component of the offer by C$0.85 per share to a total of C$4.00 per share. Meridian shareholders will now be entitled to receive 2.235 Yamana common shares plus C$4.00 in cash for each Meridian common share tendered and taken up by Yamana. The cash portion of the consideration will now be funded from a new $400 million acquisition five-year credit facility secured specifically for the purposes of this offer. Yamana does not intend to rely on the funds previously made available from Northern Orion to fund the cash portion of its offer.

Under the terms of a definitive business combination agreement between Yamana and Northern Orion announced on July 19, 2007, Yamana will acquire all of the issued and outstanding shares of Northern Orion on the basis of 0.543 of a Yamana share for each Northern Orion share. Northern Orion’s financial advisors, GMP Securities L.P. (“GMP”), have provided an updated opinion to Northern Orion’s Board of Directors based on their review of Yamana’s revised offer to Meridian shareholders.

GMP continues to be of the opinion that the consideration offered to Northern Orion shareholders by Yamana is fair, from a financial point of view, to the shareholders of Northern Orion.

David Cohen, President and CEO of Northern Orion said, “The Board of Directors of Northern Orion unanimously supports the acquisition of Northern Orion by Yamana and continue to recommend that our shareholders vote in favour of the Northern Orion–Yamana business combination which would enable our shareholders to move one step closer to participating in a combined company which we believe will be one of the strongest in the intermediate gold producer category”.

The special meeting of shareholders to approve the Northern Orion–Yamana business combination is scheduled to take place on August 22, 2007. Shareholders with questions on how to vote their shares FOR the proposed business combination may call the Company’s proxy solicitors as follows:

Kingsdale Shareholder Services Inc.
In Northern America toll free: 1-800-775-5159
Outside North America, banks and brokers: 1-416-867-2272

Shareholders are reminded that the deadline for receiving proxies is 10:00am Pacific time on August 20, 2007.

“David Cohen”
David Cohen, President and CEO

For further information, please contact:
Investor Relations, 1-866-608-9970 or info@northernorion.com

FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the proposed transaction involving Yamana, Northern Orion and Meridian. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which forward-looking statements related to the proposed business combination of Northern Orion and Yamana include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to the completion of the transaction between Yamana and Northern Orion and the conditions to the Yamana offer for Meridian will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Northern Orion and there is no assurance they will prove to be correct. Northern Orion is under no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance of forward-looking statements.